U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549



                                   FORM 12b-25
                           Notification Of Late Filing

                                                                 Sec File Number
                                                                       0 - 28920

                                                                    CUSIP NUMBER
                                                                       004317202


                                  (Check One)

[ x] Form 10- K and Form 10-KSB [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB

         For Period Ended:  June 30, 1997
         [ ] Transition  Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition  Report on Form N-SAR


         For the Transition Period Ended:......................................
-------------------------------------------------------------------------------

         If the  notification  relates to a portion of the filing checked above,
         identify     the     Item(s)     to     which     the      notification
         relates:  Not applicable
-------------------------------------------------------------------------------


Part 1--Registrant Information
-------------------------------------------------------------------------------

         Full Name of Registrant:  Access Solutions International, Inc.
         Former Name if Applicable
         ......................................................................

         Address of Principal Executive Office ( Street and Name )
               650 Ten Rod Road
         City, State and Zip Code
               North Kingstown, RI 02852
-------------------------------------------------------------------------------

Part II - Rules 12b-25 ( b ) and ( c )
-------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

[x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x ] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

[x ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.
-------------------------------------------------------------------------------


Part III -Narrative
-------------------------------------------------------------------------------

Access Solutions International, Inc. previously announced that it had entered into an agreement to acquire substantially all of the assets and liabilities of PaperClip Software, Inc. On September 12, 1997, an amendment to the agreement was signed which converted the asset purchase to a merger transaction with PaperClip Software. Due to this event, it was necessary to revise various sections of the 10-KSB and for the outside auditors to review the revised 10-KSB as well as the financial statements for changes germane to the above-stated
amendment. During the course of that re-examination, additional changes were made to the financial statements by the outside auditors. As a result, the financial statements and disclosure sections could not be finalized by the filing date of the 10-KSB.
-------------------------------------------------------------------------------


Part IV- Other Information
-------------------------------------------------------------------------------

     (1) Name and Telephone number of person to contact in regard to this notification

          Denis Marchand           401          295-2691
              (Name)            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ x] Yes       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ ] Yes                                       [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      Access Solutions International, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1997             By /s/ Denis Marchand
                                        ---------------------------------------
                                        Denis Marchand, Financial Controller and
                                        Chief Accounting Officer

Access Solutions International, Inc.



     Due to the revisions to the 10-KSB of Access Solutions International, Inc. for the year ended June 30, 1997 which required our review, the audited financial statement could not be finalized by the original required filing date of the 10-KSB.



Price Waterhouse LLP
September 29, 1997
Boston, Massachusetts